UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Brian J. Sisko, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Scientifics, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,287,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,287,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,287,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.4%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. (“Safeguard”) as collateral for a loan it provides to a former officer of Safeguard. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Delaware, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,287,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,287,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,287,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.4%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. (“Safeguard”) as collateral for a loan it provides to a former officer of Safeguard. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Scientifics (Delaware), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 20,641 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. (“Safeguard”) as collateral for a loan it provides to a former officer of Safeguard. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D
This Amendment No. 13 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the ownership of the common stock, $0.01 par value per share (“Common Stock”), of Clarient, Inc., a Delaware corporation (the “Company”), as described in the following items:

ITEM 2.	IDENTITY AND BACKGROUND
The disclosure previously contained in paragraph (a) — (c) of Item 2 is amended and restated in its entirety as follows:
(a)	— (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. (“Safeguard”), Safeguard Delaware, Inc. (“SDI”) and Safeguard Scientifics (Delaware), Inc. (“SSDI”) (collectively, the “Reporting Persons” and, individually, a “Reporting Person”). Safeguard is a holding company that builds value in growth-stage life sciences and technology companies. SDI and SSDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.
Based upon the transaction reported herein, SSDI will no longer be considered a Reporting Person for purposes of future filings.

ITEM 4.	PURPOSE OF TRANSACTION.
The purpose of the transaction described herein was for Safeguard to realize a portion of the value represented by its equity holdings in the Company, in part, to diversify the makeup of Safeguard’s overall asset base. Safeguard intends to continue to review, from time to time, its interest in the Company in light of the Company’s and Safeguard’s business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments relating to the Company and Safeguard and other acquisition opportunities available to Safeguard. Based upon these considerations, as well as an agreement put in place between the Company and Safeguard during the Spring of 2009 establishing the currently applicable parameters for inclusion of Safeguard nominees on the Company’s Board of Directors, Safeguard may seek to acquire additional shares of the Company or to dispose of all or a portion of its remaining shares of the Company.
Pursuant to the agreement referred to above, three employees of Safeguard are currently members of the Board of Directors of the Company. Such number of Safeguard nominated directors will be reduced if and when Safeguard’s ownership interest in the Company is further reduced below certain predetermined levels. Safeguard representatives routinely consult with, and provide assistance to, the management of the Company in the development and implementation of strategic objectives for the operation and management of the Company’s business. Safeguard anticipates that this strategic relationship will continue so long as it continues to hold an equity interest in the Company.
Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its equity securities, in any manner permitted by law.
Other than as set forth in Item 3 and Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
On July 30, 2009, SDI exercised a warrant dated and granted August 1, 2005, to purchase 50,000 shares of Common Stock at an exercise price of $2.00 per share.
On August 27, 2009, SDI and SSDI sold a total of 16 million shares of Common Stock held by SDI and SSDI in an underwritten public offering, the closing of which transaction occurred on September 1, 2009. The shares were sold

CUSIP No.	180489 10 6	13D
pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission. The underwriters have a 30-day option to purchase up to an additional 2.4 million shares of Common Stock from SDI.
The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each Reporting Person listed has sole voting and dispositive power over all shares listed opposite its name.
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV previously filed by the Reporting Persons has consummated any transaction in the Company’s shares of Common Stock during the past 60 days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total (1)
Safeguard Scientifics, Inc. (2)(3)	33,287,294	41.4%
Safeguard Delaware, Inc. (3)(4)(5)	33,287,294	41.4%
Safeguard Scientifics (Delaware), Inc. (3)(5)	—	—

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 77,737,502 outstanding shares of Common Stock, as reported in the prospectus supplement dated August 27, 2009, filed by the Company pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and an aggregate of 2,753,473 shares of Common Stock underlying warrants held by SDI; however, warrants, options or other derivative securities held by others are excluded.

(2)	Includes the 30,533,821 directly held shares of Common Stock and warrants to purchase 2,753,473 shares of Common Stock beneficially owned by SDI. Safeguard is the sole stockholder of SDI. Safeguard and SDI have reported that they have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by SDI.

(3)	Excludes an aggregate of 20,641 shares of Common Stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard as collateral for a loan it provides to a former officer of Safeguard, of which the Reporting Persons disclaim beneficial ownership.

(4)	Includes warrants to purchase 2,753,473 shares of Common Stock beneficially owned by SDI.

(5)	SDI and SSDI are wholly owned subsidiaries of Safeguard.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto:
SDI, SSDI and the Company are parties to an Underwriting Agreement dated as of August 27, 2009, with Stephens, Inc., as the representative of several underwriters (“Underwriters”), pursuant to which the Underwriters have agreed to purchase an aggregate of 16 million shares of Common Stock from SDI and SSDI. The Underwriting Agreement was entered into in connection with the transaction reported herein and details the terms upon which the transaction was undertaken.
In addition, SDI granted to the Underwriters an option to purchase all or any part of an aggregate of 2.4 million additional shares of Common Stock for the sole purpose of covering over-allotments in connection with the sale of the Common Stock reported herein. In addition, simultaneously with entering into the Underwriting Agreement, each of the Reporting Persons entered into a lock-up agreement with the Underwriters, pursuant to which they agreed not to offer, pledge, register or sell, directly or indirectly (subject to limited exceptions) any shares of Common Stock (or securities convertible into Common Stock), or agree to do any of the foregoing, for a period of 90 days from August 27, 2009.

CUSIP No.	180489 10 6	13D

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
The following is a list of exhibits filed by the Reporting Persons as part of this Amendment No. 13 to Schedule 13D. For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference. The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein. Documents which are incorporated by reference to filings by parties other than Safeguard are identified in footnotes to this table.

		Incorporated Filing
		Reference
			Original
Exhibit		Form Type &	Exhibit
Number	Description	Filing Date	Number
99.1	Underwriting Agreement dated as of August 27, 2009, by and among Clarient, Inc., Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc. and Stephens, Inc., as the representative of several underwriters	(1)	1.1

99.2 *	Lock-up Agreement dated as of August 27, 2009, by and among Ronald Andrews, Michel Pellini, David Daly, Raymond Land, Frank Slattery, Dennis Smith, Gregory Waller (all of whom are executives officers or directors of Clarient, Inc.), Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc., Safeguard Scientifics, Inc. and Stephens, Inc., as the representative of several underwriters	—	—

99.3	Amendment to Securities Purchase Agreement dated as of March 26, 2009 between Clarient, Inc. and Safeguard Delaware, Inc.	(2)	10.4

*	Filed herewith

(1)	Incorporated by reference to the Current Report on Form 8-K filed on August 28, 2009 by Clarient, Inc. (SEC File No. 000-22677)

(2)	Incorporated by reference to the Current Report on Form 8-K filed on March 27, 2009 by Clarient, Inc. (SEC File No. 000-22677)

CUSIP No.	180489 10 6	13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 2, 2009	Safeguard Scientifics, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: September 2, 2009	Safeguard Delaware, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President

Date: September 2, 2009	Safeguard Scientifics (Delaware), Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President

CUSIP No.	180489 10 6	13D

SCHEDULE I
1.	Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation (“SDI”), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation (“SSDI”). Safeguard has an address at 435 Devon Park Drive, Building 800, Wayne, PA 19087-1945. Safeguard is a holding company that builds value in growth-stage life sciences and technology companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

2.	Safeguard Delaware, Inc.

SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 1105 North Market Street, Suite 1300, P. O,. Box 8985, Wilmington, DE 19899-8985. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

3.	Safeguard Scientifics (Delaware), Inc.

SSDI is a wholly owned subsidiary of Safeguard. SSDI is a holding company and has an office at 1105 North Market Street, Suite 1300, P. O,. Box 8985, Wilmington, DE 19899-8985. Schedule IV provides information about the executive officers and directors of SSDI as of the date of this amendment to Schedule 13D.

CUSIP No.	180489 10 6	13D
SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC. (“Safeguard”)

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
James A. Datin	Executive Vice President and Managing Director, Life Sciences of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Kevin L. Kemmerer	Executive Vice President and Managing Director, Technology of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Peter J. Boni	Same as above	Same as above
Julie A. Dobson	Former COO, TeleCorp PCS; Former President, Bell Atlantic Mobile	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Michael J. Cody	Vice President, Corporate Development, Raytheon Company	Raytheon Company 235 Wyman Street Waltham, MA 02451
Andrew E. Lietz	Managing Director, Rye Capital Management, LLC	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
George MacKenzie	Retired Vice Chairman, Hercules, Inc.	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
George D. McClelland	Independent Director	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Jack L. Messman	Former Chairman, President and CEO, Novell, Inc.	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
John J. Roberts	Retired Global Managing Partner, PricewaterhouseCoopers	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Robert J. Rosenthal	President and CEO, Magellan Biosciences, Inc.	Magellan Biosciences, Inc. 22 Alpha Road Chelmsford, MA 01824-4171

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No.	180489 10 6	13D
SCHEDULE III
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Steven J. Grenfell	Vice President, Operations of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Same as above	Same as above
Stephen T. Zarrilli	Same as above	Same as above

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No.	180489 10 6	13D
SCHEDULE IV
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Steven J. Grenfell	Vice President, Operations of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Same as above	Same as above
Stephen T. Zarrilli	Same as above	Same as above

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No.	180489 10 6	13D
EXHIBIT INDEX

Exhibit
Number	Description

99.2	Lock-up Agreement dated as of August 27, 2009, by and among Ronald Andrews, Michel Pellini, David Daly, Raymond Land, Frank Slattery, Dennis Smith, Gregory Waller (all of whom are executives officers or directors of Clarient, Inc.), Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc., Safeguard Scientifics, Inc. and Stephens, Inc., as the representative of several underwriters